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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

NUPATHE INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67059M100

(CUSIP Number)

August 11, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 67059M100

1.	Names of Reporting Persons.

Battelle Ventures, L.P.

2.	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,274,823

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,274,823

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,274,823

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person* PN

CUSIP No. 67059M100

1.	Names of Reporting Persons.

Innovation Valley Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 167,987

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 167,987

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 167,987

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person* PN

CUSIP No. 67059M100

1.	Names of Reporting Persons.

BVP GP, LLC

2.	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,274,823

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,274,823

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,274,823

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person* OO

CUSIP No. 67059M100

1.	Names of Reporting Persons.

IVP GP, LLC

2.	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 167,987

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 167,987

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 167,987

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person* OO

Item 1 (a)	Name of Issuer: NuPathe Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices: 227 Washington Street, Suite 200 Conshohocken, PA 19428

Item 2 (a)
Name of Person Filing:

(i)          Battelle Ventures, L.P. with respect to shares of Common Stock and warrants for the purchase of Common Stock beneficially owned by it.

(ii)         Innovation Valley Partners, L.P. with respect to shares of Common Stock and warrants for the purchase of Common Stock beneficially owned by it.

(iii)        BVP GP, LLC, the general partner of Battelle Ventures, L.P., with respect to shares of Common Stock and warrants beneficially owned by Battelle Ventures, L.P.

(iv)         IVP GP, LLC, the general partner of Innovation Valley Partners, L.P., with respect to shares of Common Stock and warrants beneficially owned by Innovation Valley Partners, L.P.

Item 2 (b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each person filing is: 103 Carnegie Center, Suite 100 Princeton, NJ 08540

Item 2 (c)	Citizenship: Battelle Ventures, L.P. and Innovation Valley Partners, L.P. is each a Delaware limited partnership. BVP GP, LLC and IVP GP, LLC is each a Delaware limited liability company.

Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.001 per share and warrants convertible into Common Stock for $7.45 per share.

Item 2 (e)	CUSIP Number: 67059M100

Item 3	Not Applicable.

Item 4	Ownership.

(i)           Battelle Ventures, L.P. has shared voting and dispositive powers with respect to 1,274,823 shares of Common Stock, and warrants convertible into Common Stock, constituting approximately 8.8% of such class of securities.  Battelle Ventures, L.P. does not have sole voting or dispositive powers with respect to such shares of Common Stock and warrants.

(ii)         Innovation Valley Partners, L.P.  has shared voting and dispositive powers with respect to 167,987 shares of Common Stock, and warrants convertible into Common Stock, constituting approximately 1.1% of such class of securities.  Innovation Valley Partners, L.P. does not have sole voting or dispositive powers with respect to such shares of Common Stock and warrants.

(iii)        BVP GP, LLC has shared voting and dispositive powers with respect to 1,274,823 shares of Common Stock, and warrants convertible into Common Stock, constituting approximately 8.8% of such class of securities.  BVP GP, LLC does not have sole voting or dispositive powers with respect to such shares of Common Stock and warrants.

(iv)         IVP GP, LLC has shared voting and dispositive powers with respect to 167,987 shares of Common Stock, and warrants convertible into Common Stock, constituting approximately 1.1% of such class of securities.  IVP GP, LLC does not have sole voting or dispositive powers with respect to such shares of Common Stock and warrants.

BVP GP, LLC and IVP GP, LLC do not directly own shares of Common Stock or warrants convertible into Common Stock.  BVP GP, LLC is the general partner of Battelle Ventures, L.P.   IVP GP, LLC is the general partner of Innovation Valley Partners, L.P.  As such, BVP GP, LLC and IVP GP, LLC have effective control over the voting and disposition of the securities owned by Battelle Ventures, L.P. and Innovation Valley Partners, L.P., respectively.  BVP GP, LLC and IVP GPO, LL C are under common control; however, under the “rule of three,” there are no other beneficial owners of the shares of Common Stock and warrants convertible with Common Stock reported on this schedule.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

See cover pages for identification and classification of members of the Group.

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2010	Battelle Ventures, L.P.

	By:	BVP GP, LLC, as General Partner

		By:	/s/Morton Collins
Morton Collins,
Member

BVP GP, LLC

	By	/s/Morton Collins
Morton Collins,
Member

Innovation Valley Partners, L.P.

	By:	IVP GP, LLC, as General Partner

		By:	/s/Morton Collins
Morton Collins,
Member

IVP GP, LLC

	By:	/s/Morton Collins
Morton Collins,
Member